MTS SYSTEMS CORPORATION

14000 Technology Drive

Eden Prairie, Minnesota 55344

April 24, 2013

Mr. Kevin Vaughn Accounting Branch Chief Securities and Exchange Commission Division of Corporate Finance 100 First St. NE Washington, D.C. 20549	BY EDGAR

Re:	Comment Letter Dated March 27, 2013
MTS Systems Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended September 29, 2012
Filed November 28, 2012
Response Letter Dated March 14, 2013
File No. 000-2382

Dear Mr. Vaughn:

As requested, the Company hereby responds to the above-referenced Comment Letter dated March 27, 2013.

Form 10-K for the Fiscal Year Ended September 29, 2012

Cash Flow Comparison, page 32

1.	Refer to your response to prior comment 1:

•	It appears that the purchase and sale event for purposes of Section 5 of the Securities Act occurred at the time you entered into the agreement in September 2012. Please provide us your analysis of the exemption that was relied on for the shares that you may, in your sole discretion, issue in settlement of the agreement if any amounts are due at that time.

As between the Company and J.P. Morgan Securities LLC (“JPM”), we agree that a purchase and sale event for purposes of Section 5 of the Securities Act may have occurred at the time we entered into the agreement in September 2012. Any sale to JPM that occurred at that time (i.e., any sale to JPM of shares that we may, in our sole discretion, issue in settlement of the agreement if any amounts are due by us) was either exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act as a private placement to JPM, or exempt from the definition of “sale” pursuant to

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Section 2(a)(3) of the Securities Act as an agreement between an issuer and an underwriter. As noted below, we have been informed by JPM that they intend to promptly sell any shares so received from us. If we elect, in our sole discretion, to issue shares in connection with the settlement of the agreement, those shares will be sold by JPM either (at our election) (a) in so-called “Section 4(1-1/2)” private resale transactions exempt from the registration requirements of the Securities Act, or (b) pursuant to a registration statement that is effective under the Securities Act and that covers sales of those shares by JPM, in which case JPM will deliver the associated prospectus to purchasers of the shares. This is provided in Article 3 of the agreement and in Annexes A and B to the agreement.

•	Please explain to us, if known, whether the Seller (as defined in the agreement) intends to retain or distribute the shares it may receive per the agreement. In that regard, we would like to understand (1) whether the Seller may use the shares to close short positions (including returning to the lenders borrowed shares) and (2) what type of hedging activity the seller has engaged or may engage in relating to the your shares and when such hedging positions may be closed out relative to the date of the initial agreement and the date that the shares are issued.

We have been informed by the Seller that the Seller intends to promptly sell any shares that it may receive per the agreement, and in no event does the Seller intend to use any such shares to close short positions (including returning to the lenders borrowed shares). The Seller has engaged and may engage in the following hedging activity - the shares delivered by the Seller to us on the Initial Settlement Date consisted of borrowed shares, and the share loans incurred to borrow those shares created a “short” hedge position for the Seller at the time of that delivery. During the term of the transaction, the Seller may have purchased or sold and may purchase or sell shares for its own account to adjust or close out that short hedge position. The short hedge position will be closed out at or around the final settlement of the transaction. In the event that we elect to issue shares in settlement of the agreement in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, we will issue those shares shortly following the time that the short hedge position is completely closed out. In the event that we elect to issue shares in settlement of the agreement pursuant to a registration statement that is effective under the Securities Act and that covers sales of those shares by JPM, we will issue those shares shortly prior to the time that the short hedge position is completely closed out. This is provided in the definition of “Settlement Date” in Section 1.01(a) of the agreement, and in the sections referenced in that definition.

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•	If the Seller intends to engage in hedging activities during the term of the agreement, please explain to us your understanding of what exemption from registration the Seller may be relying on for such transactions and whether such transactions should be considered part of a distribution of your shares, in light of the settlement provisions of the forward contract.

Our understanding is that the Seller is relying on the exemption from registration contained in Section 4(1) or Section 4(3) of the Securities Act for its hedging transactions that involve sales of shares. The agreement effects a share repurchase by us. Although in some circumstances we may elect to issue shares to settle our obligations under the agreement, as an economic matter the effect of that issuance would reduce the net number of shares we will have repurchased under the agreement. Under no circumstances is the agreement a capital raising transaction for us. In all cases we are paying to repurchase shares – in no event do we receive proceeds from the issuance of shares. In addition, any sales of shares by the Seller in connection with its hedging transactions are for the Seller’s own account, and do not affect our rights or obligations under the agreement in any way. As a result, it our understanding that any such sales of shares by the Seller in connection with the Seller’s hedging activities are not sales by or on behalf of an issuer or underwriter or part of a distribution.

•	From section 3.01(e) of the agreement, it appears that the number of shares that you may be required to deliver per the agreement will vary depending on the price that the Seller establishes for your shares. It appears that you will have an obligation to pay a specified amount to the Seller either in cash or shares. If that is the case, it is unclear how the Seller could determine the price of the shares to be delivered in settlement of the payment obligation that is different from, or at a discount to, the publicly traded price of your shares. The agreement also references a private offering. Please explain to us the purpose of the private offering and whether there is any potential that the Seller could determine (and thereby affect) the value of the consideration to be paid at settlement if the payment is made in your shares. Also tell us where your disclosure explains the effects of these provisions to investors.
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Under Section 3.01(e) of the agreement, if we elect to issue Private Placement Shares, we are required to deliver a number of Private Placement Shares with a total “Private Placement Price” equal to the “Cash Settlement Amount,” which is the dollar value we would owe if we elected to settle by paying cash. The Private Placement Price is defined in Section 1.01(a) of the agreement as the “private placement value” of a share, and Annex A provides that JPM must determine this value by commercially reasonable means. As noted above, we have been informed by the Seller that the Seller intends to promptly sell any Private Placement Shares that we so issue. Because any Private Placement Shares will be issued in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, then those shares will be “restricted” in the hands of the Seller and in the hands of any person who purchases from the Seller, and therefore of less value to the Seller on a per share basis (as compared to freely tradable shares) upon resale by the Seller. We expect that the Seller will determine the “private placement value” of the shares by reference to the sale proceeds that the Seller believes it will be able to receive upon resale of those securities, taking into account an “illiquidity discount” because the shares will be restricted. In that way, the Seller can realize the same dollar value upon resale of those shares as the Seller would have received if we had delivered cash to the Seller in satisfaction of our settlement obligations. We believe that the effects of the settlement provisions of the agreement to investors has been adequately disclosed to investors in our Notes to Consolidated Financial Statements, Footnote #1, Summary of Significant Accounting Policies, Stock Purchases, on pages F-14 and F-15, noting that the mechanism for valuation of Private Placement Shares that we may use to settle our obligations under the agreement should not be material to investors because the shares that we may issue, if any, are likely to represent a very small portion of our equity capitalization, and that we have the right in all cases to settle our obligations under the agreement in cash, or in registered shares that will not be subject to an illiquidity discount.

•	Please show us how the accelerated repurchase plan affected named executive officer compensation, including the re-calculated EPS used to adjust the payments under your Executive Variable Compensations Plan. Also tell us how you disclosed this effect of the accelerated repurchase plan on compensation. Address in your response the cost of the repurchase program, including fees, discounts and dilution and how you disclose this cost.

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The accelerated repurchase plan had a minimal effect on named executive officer compensation in fiscal 2012. The share repurchase had a favorable effect of $0.01 on the recalculated earnings per share number used to determine payout amounts under our Executive Variable Compensation Plan. Without that favorable effect, the aggregate amount paid to our six named executive officers under our Executive Variable Compensation Plan for fiscal 2012 would have been reduced by approximately $1,500, or 0.2% of the $663,374 paid. We do not believe that providing specific information about such a minimal effect would have been a valuable disclosure to include in our proxy statement. In addition, the Executive Variable Compensation Plan targets for fiscal 2013 included the benefit of the accelerated repurchase plan on our earnings per share. Therefore, we do not anticipate the accelerated repurchase plan to influence payout amounts.

The cost of the accelerated repurchase program was minimal, aside from the $35 million Purchase Price. The Contract Fee was $0, and the $0.58 per share Discount runs to our favor when calculating the Settlement Number. We paid modest legal and accounting fees in conjunction with reviews performed by our outside counsel and auditors. We believe that our disclosure of the costs of the program in our 10-K for the fiscal year ended September 29, 2012 was appropriately focused on the Purchase Price. The transaction reduced our weighted average diluted shares by approximately 25,000 shares, or 0.2%. We believe that this was immaterial for disclosure purposes.

2.	We note the attachments provided in response to the second sentence of prior comment 1. However, it appears that you have not included the “Agreement” mentioned in the second paragraph of exhibit 10cc to your 10-K. Please tell us why you believe that agreement need not be filed; we note for example that the meaning of some terms in exhibit 10cc is set forth in that agreement S-K.

The “Agreement” mentioned in the second paragraph of the agreement we entered into with JPM is the ISDA 2002 Master Agreement, a proprietary, copyrighted product of the International Swaps and Derivatives Association. We believe that this Agreement need not be filed because it does not contain any terms specific to our transaction with JPM and is widely available. Furthermore, ISDA’s website provides that its documents may not be “copied, reproduced or distributed in any form (paper, electronic or otherwise),” subject to limited exceptions. We believe that including the Agreement as an exhibit to one of our reports filed with the Commission under the Securities Exchange Act of 1934 would be viewed by ISDA as a violation of its copyright protections and could subject us to liability.

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Notes to Consolidated Financial Statements, page F-7

Note 1 – Summary of Significant Accounting Policies, page F-7

Stock Purchases, page F-15

3.	We note your response to prior comments 1 and 4. We note from page 2 of your response that you provide the Initial Number of Shares of your common stock that JPM delivered to you on September 11, 2012 along with a calculation referred to as the Settlement Number, which is the ultimate number of shares to be delivered by you to JPM. We further note from page 4 of your response that Section 6.04(a) of the ASR agreement provides for a maximum number of shares you could be obligated to issue JPM at any one time in order to avoid issuing shares in excess of the number authorized shares authorized under your Articles of Incorporation. Please provide us with an example of a situation whereby you could be obligated to issue shares to JPM in excess of the Initial Number of Shares you received on September 11, 2012 and whereby you would be in a position to issue the maximum number of shares to JPM outlined in Section 6.04(a) of the ASR agreement. Provide us with the calculations that support your example.

It is almost mathematically impossible for us to be obligated to issue shares to JPM in excess of the Initial Number of Shares, and as a practical matter it is extremely remote. The only scenario in which that could occur is as follows. If the average Volume Weighted Average Price (“VWAP”), minus the Discount, used to calculate the Valuation Number were significantly higher than the Initial Share Price, then the Valuation Number would be less than the Initial Number of Shares, and as a result the Settlement Number would be negative, which means that we would owe value to JPM. If we then elected to issue Private Placement Shares to settle our obligations under the Agreement and the value of our shares were to fall dramatically over a short period of time, we could theoretically be obligated to issue Private Placement Shares in excess of the Initial Number of Shares in order to provide that value to JPM. However, we have been informed by JPM that, to their knowledge, this has never happened in any accelerated share repurchase program, and in JPM’s experience, it has never been close. The following numerical example illustrates how dramatically the value of our shares would have to first increase, and then decrease, for this remote event to occur. The Initial Share Price under the agreement is $52.53. If the average of the 10b-18 VWAPs during the Valuation Period (the “average VWAP”) were $80/share (representing a very significant increase in our share price), then the

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average VWAP minus the Discount would be $79.42/share. This would result in a Valuation Number of 440,695. The Initial Number of Shares is 533,028 shares, so this would result in a Settlement Number of negative 92,333. If we elected to issue Private Placement Shares, a Cash Settlement Amount would first be calculated. If the average of the 10b-18 VWAPs during the Cash Settlement Purchase Period remained $80/share, this would result in a Cash Settlement Amount of $7,391,257. We would only owe more than 533,028 Private Placement Shares if the Private Placement Price were less than $13.87/share, which could only happen if our share value had dropped precipitously from the average VWAP of $80/share during the term of the agreement. We would only owe the maximum number of shares if, in this example, the Private Placement Price were less than $3.62/share. Note that even in the extremely remote situation in which we did issue more than 533,028 shares, we would not be raising any equity capital as we would not receive any payment for those shares – we would be simply be satisfying a cash obligation, which arose because our shares had increased significantly in value, with shares that had since fallen even more significantly in value.

4.	You state on page 3 that the settlement alternatives available to you under the ASR agreement have the same economic value associated with them. Please explain in more detail why you believe that the settlement alternatives have the same economic value associated with them considering one of the settlement alternatives is to settle in unregistered shares based upon JPM determining the price per share of your common stock in a private placement.

As noted in the response to question #1, sub-bullet #4 above, the purpose of the Private Placement Price definition is to allow JPM to determine the real market resale value of the restricted Private Placement Shares, taking into account an illiquidity discount. This is intended to ensure that JPM will receive equivalent value regardless of whether we elect to settle in cash or issue shares.

Representations

5.	We note that the acknowledgements you have provided are not in the exact form as requested. Please provide the three acknowledgements included at the end of our February 28, 2013 comment letter.

We have provided the requested three acknowledgements below.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Steven G. Mahon, Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, at (952) 937-4286, Susan E. Knight, Senior Vice President and Chief Financial Officer at (952) 937-4005, or me at (952) 937-4727.

Sincerely,

/s/ Jeffrey A. Graves

Jeffrey A. Graves
President and Chief Executive Officer

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